FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has granted on 1 March 2011 ("the Grant Date"), Share Appreciation Rights ("SARS") and Performance Vesting Restricted Shares ("PVRS") to the directors of Gold Fields and of major subsidiaries of Gold Fields Limited as set out below. These offers were accepted between 2 and 6 June 2011.

SARS are allocated at the volume weighted average price of Gold Fields shares over the 20 trading days preceding the Grant Date. SARS vest after three years and participants have a further three years in which to exercise the SARS. The value of the SARS which a participant may exercise will be the difference between the Fair Market Value at date of exercise and the Fair Market Value on the allocation date. The Company at its sole discretion can decide to settle the SARS by issuing shares of the equivalent value or in cash.

PVRS are conditionally awarded with the final number settled after three years dependent on the performance criteria set being met. The number of shares to be settled will range from 0% to 300% of the conditional award. The determined number of PVRS will be settled to the participant in shares or in cash at the Company's discretion.

Name	**J Pauley**
Position	Director of major subsidiaries
Company	Gold Fields Limited
No of SARS granted	3,825
SARS strike price	R119.15
No of PVRS granted	2,175
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of SARS and PVRS
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

Name	**PA Schmidt**
Position	Executive Director
Company	Gold Fields Limited
No of SARS granted	12,900
SARS strike price	R119.15
No of PVRS granted	16,300
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of SARS and PVRS
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial
Name	**NJ Holland**
Position	Executive Director
Company	Gold Fields Limited
No of SARS granted	19,125
SARS strike price	R119.15
No of PVRS granted	26,250
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Grant of SARS and PVRS
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

6 June 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 7 June 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs